FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of June

Commission File Number  001-31969

Cumberland Resources Ltd. (Translation of registrant's name into English)
950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2004	Cumberland Resources Ltd. By: /s/ Kerry M. Curtis_ Name: Kerry M. Curtis Title: President & CEO

NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 04-11

June 8, 2004

Cumberland Reports Initial Drill Results and Expands 2004 Program at Meadowbank Gold Project

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to report initial drill results and the expansion of the 2004 drill program at the Company’s 100% owned Meadowbank gold project, located 70 kilometres north of the Hamlet of Baker Lake, Nunavut Territory.  To date, the 2004 program has completed 90 drill holes in approximately 14,700 metres and has focused on deposit and open pit expansion, and exploration of new targets within the 25 kilometre gold trend.

Highlights from infill/pit expansion drilling at the Goose Island deposit include:

119.46 g/t gold over 4.89 m at 65 m below surface in hole G04-511

10.93 g/t over 4.26 m at 110 m below surface in hole G04-504

12.59 g/t over 8.70 m at 80 m below surface in hole G04-505

21.10 g/t over 3.28 m at 130 m below surface in hole G04-508

Highlights from expansion drilling at the Goose Island deposit include:

9.16 g/t over 3.10 m at 350 m below surface in hole G04-501

The 2004 drilling initiatives at the Goose Island deposit included 37 diamond drill holes.  The Goose Island deposit is one of six closely-spaced, near surface gold deposits at the Meadowbank gold project.

Goose Island Deposit Resources – Q1/2004*

Resource Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	1,924,000	4.8	297,000
Inferred	2,069,000	4.8	319,000

Initial results from nine drill holes at Goose Island, largely from both the northern and southern portions of the deposit, indicate the potential to expand the ultimate open pit design, convert inferred resources into additional indicated resources and increase the overall grade of the deposit.  Drill hole G04-501 (9.16 g/t over 3.10 m) has expanded mineralization a further 100 metres to the north at a depth of 350 metres below surface (see inset on the attached map).  A table of the results and a drill hole location map are attached to this release.

The Meadowbank 2004 exploration program announced on January 29, 2004 (see news release NR04-03) was budgeted at $4.7 million and included two phases of diamond drilling totaling approximately 12,000 metres.  The   Phase I spring drilling initiatives at the Goose Island, Vault and PDF deposits as well as the new Crown exploration target have surpassed the amount of drilling originally planned for 2004.  With the encouraging results received to date, Cumberland has increased the 2004 exploration program to a total of approximately 19,500 metres of diamond drilling at Meadowbank.  Additional results from the spring drill program will be announced within the next several weeks and the Phase II summer drill program will continue through September.

The Meadowbank project is host to the third largest undeveloped gold resource in Canada.

Meadowbank Project Resources – Q1/2004*

Resource Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	21,685,000	4.3	2,998,000
Inferred	5,700,000	4.3	788,000

Cumberland is completing a feasibility study on the Meadowbank gold project.  Initiated in 2003, completion of the feasibility study was extended in early 2004 due to global escalations in fuel, steel and other construction items which impacted the preliminary construction cost estimates for the project.  The Company is progressing on a review of a wide range of mine configurations, equipment options and throughput variations with a view to finding the most economically attractive parameters for developing a mine at Meadowbank.

Cumberland is a well financed mineral exploration and development company which holds interests in two undeveloped gold properties in Nunavut, Canada:  Meadowbank (100%) and Meliadine West (22% carried to production).

CUMBERLAND RESOURCES LTD.

“Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

Roger B. March, P.Geo., is the Senior Project Geologist and designated Q.P. for the Meadowbank Project.  Mr. March has supervised drill hole planning, implementation and quality control/quality assurance programs at the Meadowbank Project since 1996.  Drill core analysis is performed on split core with standard fire assay procedures and AA finish.  QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples. Gravimetric analysis is performed on any sample yielding greater than 1 g/t gold in fire assay. Primary assaying is performed by IPL Laboratories, of Vancouver.  ACME Analytical Laboratories of Vancouver provides external reference assaying.

* Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied. The standards employed by AMEC in estimating the mineral resources differ significantly from the requirements of the United States Securities and Exchange Commission and the resource information reported by United States companies. The term “resources” does not equate to “reserve” and normally may not be included in documents filed with the Securities and Exchange Commission. “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

Resource estimates (Q1/2004) were prepared in conformance with the requirements set out in National Instrument 43-101 by AMEC independent qualified persons as defined by NI 43-101. All resource estimates (except for the PDF deposit which is not included in the current feasibility study) have been prepared by AMEC independent qualified persons as defined by NI 43-101 under the direction of Steve Blower, P.Geo.

** True thickness of intersections ranges from 80-100% of intersected widths.

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.

2004 SPRING DIAMOND DRILLING: Goose Island Composites

HOLE - ID	LOCATION		FROM	TO	GRADE	WIDTH**	VERTICAL
			(m)	(m)	Au (g/t)	(m)	DEPTH (m)
G04-501	1200S	166W	382.45	388.95	4.89	6.50	350
		incl	384.25	387.35	9.16	3.10
		and	386.92	387.35	40.27	0.43
			398.78	400.37	7.22	1.59	360
		incl	399.84	400.37	18.60	0.53
			462.00	462.45	4.90	0.45	420
				additional assays pending
G04-502	1025S	050E	57.17	67.00	3.56	9.83	51
		incl	57.17	58.79	5.10	1.62
		and	62.04	67.00	4.87	4.96
		and	62.04	63.49	10.39	1.45
G04-504	1125S	062W	141.15	145.41	10.93	4.26	110
		incl	141.75	142.05	30.40	0.30
		and	143.80	145.41	21.38	1.61
			178.00	180.74	7.22	2.74	137
		incl	178.00	179.00	13.13	1.00
			215.64	218.17	3.56	2.53	167
G04-505	1125S	018W	95.00	103.70	12.59	8.70	80
		incl	96.35	100.35	25.68	4.00
			107.50	115.00	3.18	7.50	90
		incl	110.00	111.00	7.84	1.00
		and	113.50	114.00	6.16	0.50
			119.00	127.00	4.57	8.00	100
		incl	124.64	126.25	14.96	1.61
			129.90	137.00	3.58	7.10	110
		incl	135.46	136.14	26.30	0.68
			145.95	147.70	12.11	1.75	121
		incl	145.95	146.50	20.55	0.55
			159.75	160.36	18.10	0.61	131
G04-506	1125S	030E	45.17	53.45	7.98	8.28	40
		incl	50.48	53.45	12.65	2.97
				additional assays pending
G04-508	1275S	033W	152.07	155.02	7.58	2.32	126
			158.07	161.35	21.10	3.28	130
		incl	158.07	160.32	29.49	2.25
		and	159.81	160.32	46.60	0.51
			164.70	172.65	4.06	7.95	138
		incl	170.77	172.65	9.85	1.88
		and	172.34	172.65	19.00	0.31
			194.34	195.86	34.24	1.52	160
G04-509	1075S	002W	128.20	132.04	5.59	3.84	113
		incl	128.20	128.68	37.70	0.48
				additional assays pending
G04-510	1275S	007E	105.58	107.46	4.05	1.88	85
G04-510			110.72	111.57	12.00	0.85	90
G04-511	1275S	047E	75.93	80.82	119.46	4.89	65
		incl	77.00	79.88	201.20	2.88
		and	77.91	78.21	1807.60	0.30

CUMBERLAND
RESOURCES LTD.

www.cumberlandresources.com CLG-TSX
CLG-AMEX

MEADOWBANK GOLD PROJECT
2004 PROGRAM
Goose Island Longitudinal Section – Looking West

← SOUTH
NORTH →
1400S
1200S
1000S
Surface
100m
0 m
-100 m
-200 m
119.46/4.89
7.98/8.28
3.56/9.83
12.59/8.70
4.57/8.00
12.00/0.85
4.05/1.88
5.59/3.84
10.93/4.26
7.58/2.32
21.1/3.28
4.06/7.95
NSV
NSV
Preliminary pit ($325) 2003 limit
Pre-2004 pierce point
2004 DDH pierce point
Au g/t metres
0
100 m
Surface
1400S
1200S
1000S
100m
0 m
-100 m
-200 m
-300 m
-400 m
12.62/4.62
OPEN
18.02/2.00
501
9.16/3.1
8.47/1.30
12.53/3.55
2.64/3.23
15.97/3.00
15.15/9.50
2.63/5.55
OPEN
OPEN
0
200 m